UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	March 2007
Commission File Number:	000-49917

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ¨	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

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EXHIBIT LIST

Exhibit Number	Description
99.1	Form 52-109F2 Certification of Interim Filings (CEO) dated February 26, 2007
99.2	Form 52-109F2 Certification of Interim Filings (CFO) dated February 26, 2007
99.3	Management's Discussion and Analysis for the six months ended December 31, 2006
99.4	Consolidated Financial Statements for the six months ended December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith

Don J.A. Smith
Chief Financial Officer and Secretary

Date: March 22, 2007

Exhibit 99.1

Form 52-109F2 Certification of Interim Filings

I Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 26, 2007

/s/ Brian Fairbank

Brian Fairbank
CEO

Exhibit 99.2

Form 52-109F2 Certification of Interim Filings

I Don Smith, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 26, 2007

s/s Don Smith

Don Smith
CFO

Exhibit 99.3

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

EFFECTIVE DATE

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the six months (Second Quarter) ended December 31, 2006 and incorporates certain information from the prior three fiscal years.  In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the six months ended December 31, 2006 and the Company’s most recent audited consolidated financial statements and related notes for the year ended June 30, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.  The effective date of this Management Discussion and Analysis is February 27, 2007.  This MD&A contains statements that constitute “forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 9).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demands for power.  The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company (“NGPC”) hold leases on four projects: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.  The Company is embarking on an evaluation and production plan to develop an initial 30 MW geothermal power plant at Blue Mountain.

OVERALL PERFORMANCE

The Company’s immediate strategy is the continued exploration, evaluation and subsequent development of its geothermal prospects at Blue Mountain.  In this regard, the Company has made significant progress toward its stated goals.  The Company’s focus during this quarter was to commence drilling  the second production well, 38-14, and to establish the project infrastructure for development at Blue Mountain.  The first production well, 26A-14, completed a 60 hour flow test, where the well was determined to be capable of producing 9.6MW (gross).  Development permits have been applied for. The company has applied for a second power purchase agreement at Blue Mountain to provide 20 megawatts.

MINERAL PROPERTY INTERESTS

As at December 31, 2006, the Company’s mineral property interests were comprised of the following:

1)  Blue Mountain Geothermal Property - Nevada

This project is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca.  The company holds a 100% interest in 17 geothermal leases covering 4,445.195 hectares (10,984.30 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), and DeLong Ranch.  The Company holds a 100% leasehold interest and is entitled to explore, develop, and produce any geothermal resources located on the properties.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

1)  Blue Mountain Geothermal Property – Nevada (cont’d)

At this project, a shallow thermal anomaly covers 10 km² (4 mi²), with temperatures measured up to 192°C (378°F).  Geothermometry from 26A-14 geothermal water samples consistently predict temperatures between 225-235°C (437-455°F).

Five drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites in August 2006.  The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft).  The well was flow tested for 60 hours ending on October 2, 2006. GeothermEx, Inc. of Richmond, California determined that data from flow-test results are indicative of a prolific well, with the potential for the well to produce 9.6MW (gross) and greater than 7MW (net) of power.  A December 11, 2006 temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F), the highest measured to date at Blue Mountain.

Drilling for the second production well, 38-14, commenced on October 10, 2006.  Drilling operations were halted on December 30, 2006 due to persistent mechanical difficulties with the drilling rig.  Plans to re-enter and continue drilling 38-14 to the original target depth are underway and are expected to commence in the spring of 2007.  Once 38-14 is completed, the drill rig may then be used to set a liner in 26A-14.

Future drilling plans for 2007 include identifying potential drill sites, permitting, site preparation, and subsequent drilling of a suite of production wells and injection wells. Additionally, the drilling of thermal gradient holes, to further define the thermal anomaly, and water wells, to provide water for the drilling of the planned production wells and the cooling agent for the proposed power plant, are planned in 2007.

Desert Mountain Surveying surveyed four locations to support an application for a water license for 4 water wells, which were granted in September 2006.

A second Interconnection System Impact Study allowed the Company to select a route for the transmission line.  The selected right-of-way (“ROW”) is 32 km (20 miles) long and located on gently rolling undeveloped desert terrain.  The BLM requires that a Plan of Utilization (“Plan”) be prepared and submitted concurrently with the ROW application. Desert Mountain surveying is expected to complete the surveying of the proposed transmission line ROW in February 2007

Plans to conduct a large cultural resource survey are underway.  This should help to expedite future drilling permits and to expand on the current Environmental Assessment at Blue Mountain.

The Company met with the Public Utility Commission of Nevada (“PUCN”) staff and legal counsel to initiate the processing of the Utility Environmental Protection Act (“UEPA”) permit.  Pursuant to the Company’s submittal of the right-of-way application, the initial application to the PUCN is now due.

The Company met with the staff of Nevada Division of Environmental Protection (“NDEP”) regarding current operations and submittal of the Project Underground Injection Control (“UIC”) permit.  NDEP confirmed that the application for the UIC permit can begin while the Project production and injection systems are still in conceptual and development phases.  The estimated process time is six months.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

2)  Pumpernickel Geothermal Project – Nevada

The Company has a geothermal lease agreement with Newmont USA Ltd., covering 13 km² (5 mi²) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine.  On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment to use ORMAT equipment, to be acquired at market rates, for the Pumpernickel project.  The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc.  The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 2,809.498 hectares (6,942.41 acres).

Sierra Geothermal Power Inc. (“SGPI”), formerly Inovision Solutions Inc., which has an option to earn a 50% joint-venture interest, financed the Company’s 20% cost share obligation of $148,000 (U.S).  The Department of Energy (“DOE”) funded the remaining 80% of the costs.  SGPI is required to complete $5 million of project expenditures over a 5 year period.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919.6 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

Future drill plans include drilling a strat hole, in the spring of 2007, targeting the potential reservoir,  as well as, a seismic survey to further map subsurface faults.

3)  Black Warrior Project - Nevada

This project is located in Washoe and Churchill Counties, Nevada.  The Company has a total of 26 km² (10 mi²) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for $1 million (U.S.).

The Company is planning on conducting a resistivity survey to define the thermal anomaly and to determine potential drilling targets.

4)  Crump Geyser Project – Oregon

The Crump Geyser project is located in Lake County, Oregon, 48 km (30 mi) east of Lakeview.  In August 2005, the Company acquired leases at Crump Geyser totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a 3.5% royalty of gross revenues from the availability, sale or use of electricity.

In 1959, a 512m (1,680 ft) well drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned.  The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions.  Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

4)  Crump Geyser Project – Oregon (cont’d)

A 3 point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

GeothermEx Inc. reported a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (model) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date.  A geochemist with Thermochem Labs was retained to evaluate the geothermometry and they subsequently confirmed the reservoir temperature.

Future exploration activity planned for 2007 includes performing a detailed gravity survey to map subsurface structures and the drilling of an observation well targeting the potential reservoir.

FINANCIAL SUMMARY

For the six months ended December 31, 2006, the Company incurred a loss of $488,000 or $0.01 per share.  This compares to a loss for the six months ended December 31, 2005 of $396,000 or $0.01 per share.  The main reason for this increased loss is that the Company has increased its Operating expenses in order to support the exploration and development program at the Blue Mountain project.  However the increased Operating expenses are partially offset by the interest income earned on the temporary cash surpluses that resulted from the financing achieved in the last quarter of the 2006 fiscal year.

With respect to the Operating Expenses, Administrative expenses have increased with the hiring of the first employees of the Company.  Consulting fees have risen for the following reasons:  1. As noted in previous MD&A’s, the Company has now hired a Chartered Accountant to perform the role of Chief Financial Officer; 2. The Company engaged individuals to assist with financings; and 3.  The Company is now paying market rates for Director’s fees.  In this quarter, conventions and publishing costs decreased as the Company reduced the costs of its annual report and decreased the number of trade shows it attended.   The foreign exchange loss is the result of the Canadian dollar weakening against its U.S. counterpart.  The gain on the sale of the market securities has resulted from the continued orderly liquidation of its securities.  As noted in previous MD&A ‘s these securities are non core assets and the intention is to monetize these holdings over the short to medium term.  The increase in investor relations costs was caused by utilizing external resources more.  The drilling program required the Company to obtain well insurance which previously had not been obtained.  Office expenses rose as the Company’s operations increased is size and scope.  As explained in Notes 2 d) and 5 b) to the financial statements, option payments in excess of deferred exploration costs on the Pumpernickel project were taken into income in this quarter.  Non cash stock-based compensation, granted to consultants, increased by $ 24,000 in a period to period comparison as a portion of their previously granted share purchase options became vested during the quarter.  Finally, interest income increased significantly in the first quarter and first half of fiscal year 2007 as the Company continued to invest its temporary cash surpluses in short term investments.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for fiscal years ended June 30, 2006, 2005 and 2004.  These financial statements were audited by Morgan and Company, Chartered Accountants.  The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive.  Therefore basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2006	2005	2004
a) Total Revenues	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items	$(1,605,000)	(1,308,000)	(793,000)
c) Basic and diluted loss per share	$(0.04)	(0.05)	(0.05)
d) Net (loss) for the year	$(1,605,000)	(1,308,000)	(793,000)
e) Basic and diluted loss per share	$(0.04)	(0.05)	(0.05)
f) Total assets	$25,825,000	6,637,000	4,004,000
g) Total long-term financial liabilities	Nil	Nil	Nil
h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect greater than before overhead expenses associated with the Company’s escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities.  On a comparative basis, the Company has increased the relative level of these activities as a direct function of the successful results of its exploration program.  During the 2006 fiscal year the company raised $17.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A.  Consequently total assets increased significantly when compared to prior year totals.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period	Revenues	Loss (Income)	Loss (income) per share
				(Basic and fully diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
2nd 1st 4th	Quarter 2007 Quarter 2007 Quarter 2006	Nil Nil Nil	$251,000 $237,000 $(26,000)	$0.005 $0.01 $(0.01)
3rd	Quarter 2006	Nil	$1,235,000	$0.04
2nd	Quarter 2006	Nil	$272,000	$0.01
1st	Quarter 2006	Nil	$124,000	$0.004
4th	Quarter 2005	Nil	$607,000	$0.02
3rd	Quarter 2005	Nil	$345,000	$0.01

The loss for the disclosed periods is caused by the amount of Operating Expenses incurred in each Quarter.  The amount of the Company’s Operating Expenses is directly related to the level of financial resources available and the exploration programs that are undertaken.  The magnitude of these expenses is a direct function of general financial market conditions as well as recent exploration prospects and achievements.  Up to this stage in its development, the Company has not acquired property or conducted exploration work on a medium to long term predetermined basis.  Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful.

Aside from four anomalous fiscal quarters, the current trend is generally for increasing losses as the Company grows and focuses on the exploration and development of its most advanced geothermal project at Blue Mountain.  The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program.  The increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock-based compensation of $250,000 in accordance with Canadian GAAP.  The increased loss in the third quarter of 2006 was caused by a significant program involving the publication of the Company’s information and by non cash stock-based compensation expenses.  The income (unaudited) in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income; b) the Company realized a foreign exchange gain of approximately $148,000; and c) the Company realized gains on marketable securities aggregating $43,000.  The loss for the current quarter approximates the “normalized” losses of previous quarters and management anticipates that the Company will incur losses for the next three quarters of fiscal year 2007 of the same approximate “normalized” historical magnitude as incurred in the previous quarters.

TRANSACTIONS WITH RELATED PARTIES

For the six months ended December 31, 2006, the Company made purchases of $719,724 (2005 - $461,359) for geological consulting, administrative services, equipment rentals and related expense from a corporation owned by the President, CEO and Chairman of the Company.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $100,095 was due by the Company and is subject to normal trade terms.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

For the six months ended December 31, 2006, the Company incurred $54,000 (2005 - $21,500) for management services provided by a corporation controlled by the President, CEO and Chairman of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $9,540 was due by the Company and is subject to normal trade terms.

For the six months ended December 31, 2006, the Company incurred $9,511 (2005 - $11,500) for consulting services provided by a corporation controlled by a Director of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $7,849 was due by the Company and is subject to normal trade terms.

For the six months ended December 31, 2006, the Company incurred $47,848 (2005 - $nil) for consulting services provided by a Director of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $10,490 was due by the Company and is subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006 and up to the effective date of this MD&A, the Company has provided a letter of credit under the terms of the 20-year power purchase agreement with Nevada Power Company.  As security for the letter of credit the Company has placed $645,000 USD on deposit at a Canadian Chartered Bank.   Nevada Power Company has the right to draw upon these funds in the following circumstances:  1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.  The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board. During the quarter and up to the date of this MD&A, no transactions occurred other than those disclosed above.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the six months ended December 31, 2006 and subsequent up to the date of this report, the Company had not instituted any changes in its accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.  The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty.  The amounts invested are in excess of amounts protected by a Federal Government deposit insurance program.  However, it is management’s opinion that the company is not exposed to significant credit, interest rate or currency fluctuation risks.

OUTSTANDING SHARE DATA

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 6 of the financial statements.  As at December 31, 2006, the Company had 53,352,171 common shares issued and outstanding.  There are no other classes of shares issued and outstanding.  As of the date of this report, the Company had 57,202,171 common shares outstanding.  As at December 31, 2006, the Company had 3,308,000 share purchase options outstanding at various exercise prices and expiring on various future dates.  As of the date of this report the Company had 3,308,000 stock purchase options outstanding at various exercise prices and future dates.  As at December 31, 2006, the Company had 23,166,667 share purchase warrants outstanding at various exercise prices and expiring at various future dates.  As of the date of this report the Company had 27,016,667 share purchase warrants outstanding at various exercise prices and future dates.  As at December 31, 2006, the Company had 1,573,333 agents’ units outstanding and exercisable at a price of $0.90 per unit expiring April 28, 2008.  Each unit consists of one share and one share purchase warrant.  As of the date of this report 1,573,333 agents’ units were outstanding at an exercise price of $0.90 and 308,000 agent’s units were outstanding exercisable at $0.65.  At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 91,289,503 common shares would be issued and outstanding.

INVESTOR RELATIONS

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based Investor Relations (“IR”) firm that represents public companies in the resource sector.  The Company paid Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term.  The Company issued 50,000 share purchase options exercisable at $0.90 per share on signing and at three -month intervals thereafter, with a maximum of 200,000 options to be issued under this contract.  All additional options are exercisable at the market price of the shares at the time of issuance and are subject to the quarterly vesting provisions required by the TSX Venture Exchange.  As at December 31, 2006 all 200,000 options have been issued. In December, 2006 this contract was extended for further six months at the current monthly fee.  The Company also retains Ms. Shelley Kirk for investor relations services on an hourly contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At December 31, 2006, the Company had $ 4,764,000 in cash and equivalents on hand.  At December 31, 2006, the Company had working capital of $ 3,616,000.  The cash and equivalents on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs.  Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments.  However, as at December 31, 2006

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

management was of the opinion that the Company did not have adequate financial resources to fund its ongoing level of corporate activities and its required resource property commitments for the remainder of the 2007 fiscal year.  Consequently in January, 2007 the Company announced a brokered private placement to raise additional capital.  Refer to Note 12. of the unaudited interim consolidated financial statements.  To date, the Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties.  While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration and development involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial wherewithal, for the resources to explore and to develop its geothermal concessions.  These resources include qualified personnel, qualified consultants and equipment.

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production.

The Company’s geothermal properties are all located in the United States.  As a result, the Company is subject to currency fluctuations.  The geothermal exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged.  However, management is not aware of any impediment to its ownership of these properties.  Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”.  These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects.  Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” occur.  Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors.  Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section.  Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources.  By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors.  The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and of the geophysical interpretations, which may ultimately prove to be unreliable.  There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company.  Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee.  The Audit Committee consists of four unrelated outside directors.  The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors.  The Compensation and Nominating Committee consists of the three unrelated outside directors. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders.  The Governance Committee consists of three unrelated outside directors.  The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

During the 2006 fiscal year, the board of directors implemented the following policies: 1.  Code of Business Conduct and Ethics.  This policy reaffirms the Company’s high standards of conduct; 2. Code of Employee Conduct.  This policy reaffirms the Company’s high expectations of its Members; 3.  Communications and Corporate Disclosure Policy.  The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4.  Privacy Policy.  The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5.  Whistle Blower Policy.  The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment.  Copies of these policies are available from the Company.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis For the Six Months Ended December 31, 2006	Form 51-102F1

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com.  A copy of this management’s discussion and analyses, the 2006 audited financial statements, previously published management’s discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this Second Quarter of fiscal year 2007 MD&A.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company.  The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.  Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(UNAUDITED)

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Dec 31.	June 30,
	2006	2006

ASSETS

Current Assets
Cash and cash equivalents (note 5a)	$4,764,400	$16,117,092
Amounts receivable	15,963	92,212
Marketable Securities	123,665	133,305
Inventory (note 3)	647,369	-
Prepaid expenses	99,610	24,446

	5,651,007	16,367,055

Capital assets (note 4)	41,306	30,746

Mineral Property Interests (note 5)	19,808,105	9,427,637

	$25,500,418	$25,825,438

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$2,035,399	$1,998,871

SHAREHOLDERS' EQUITY

Share Capital (note 6)	28,735,699	28,591,656

Contributed Surplus (note 7)	2,358,031	2,375,310

Deficit	(7,628,711)	(7,140,399)

	23,465,019	23,826,567

	$25,500,418	$25,825,438

Subsequent events (Note 12)

See accompanying notes to the consolidated financial statements

Approved by the Directors:

“Brian Fairbank”	“Domenic Falcone”

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Operating Expenses
Accounting and audit	$11,650	$9,000	$22,650	$24,900
Administration	30,946	31,642	72,434	48,169
Amortization	4,657	1,156	7,656	2,093
Consulting fees	75,804	49,401	138,432	69,646
Conventions and publishing	62,954	114,008	109,443	136,996
Foreign exchange loss	33,343	(493)	108,366	9,818
(Gain) loss on sale of marketable securities	(43,570)	3,000	(54,900)	3,000
Investor relations	32,076	15,377	63,635	38,896
Insurance	39,398	12,500	56,912	25,000
Legal	15,533	23,922	24,873	31,129
News dissemination	2,759	4,681	7,480	8,015
Office expenses	30,583	17,066	43,967	24,906
Option proceeds in excess
of mineral property costs	(56,081)	(18,222)	(56,081)	(18,222)
Rent and telephone	19,302	14,892	34,639	25,660
Stock-based compensation	24,181	-	45,764	2,806
Transfer agent and regulatory fees	9,380	8,298	11,510	16,432
Travel and business development	24,107	29,282	60,799	50,810
Unrealized gain on marketable securities	-	(26,513)	-	(73,625)

	317,022	288,997	697,579	426,429

Other Income
Interest income	65,590	16,793	209,267	30,212

	65,590	16,793	209,267	30,212

Loss for the period	(251,432)	(272,204)	(488,312)	(396,217)

Deficit, beginning of period	(7,377,279)	(5,659,040)	(7,140,399)	(5,535,027)

Deficit, end of period	(7,628,711)	(5,931,244)	(7,628,711)	(5,931,244)

Basic and diluted loss per share	$(0.005)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of shares
issued and outstanding	53,324,997	33,217,982	53,269,834	32,356,363

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For the Three Months Ended			For the Six Months Ended
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005

Cash flows from (used in) operating activities
Loss for the period	$(251,432)	$(272,204)	$(488,312)	$(396,217)
Items not requiring (providing) cash:
Amortization	4,657	1,156	7,656	2,093
(Gain) loss on sale of securities	(43,570)	3,000	(54,900)	3,000
Unrealized gain on marketable securities	-	(26,513)	-	(73,625)
Stock-based compensation	24,181	-	45,764	2,806
Adjustments to reconcile net income (loss) to
net cash used in operation activities
Decrease (increase) in accounts receivable	19,099	(7,832)	76,249	(38,690)
Increase (decrease) in accounts payable	384,046	(220,362)	36,528	11,504
(Increase) in inventory	(647,369)	-	(647,369)	0
Decrease (increase) in prepaid expenses	14,644	23,360	(75,164)	34,814

	(495,744)	(499,395)	(1,099,548)	(454,315)

Cash flows used in investing activities
Mineral property interests	(3,362,272)	(142,309)	(10,427,468)	(356,570)
Proceeds from disposal of marketable securities	86,050	46,300	111,540	46,300
Acquisition of capital assets	(15,534)	(2,927)	(18,216)	(5,822)

	(3,291,756)	(98,936)	(10,334,144)	(316,092)

Cash flows from financing activities
Options exercised	54,000	28,000	81,000	208,940
Warrants exercised	-	-	-	1,594,215

	54,000	28,000	81,000	1,803,155

(Decrease) increase in cash and cash equivalents	(3,733,500)	(570,331)	(11,352,692)	1,032,748

Cash and cash equivalents, beginning of period	8,497,900	3,567,126	16,117,092	1,964,047

Cash and cash equivalents, end of period	$4,764,400	$2,996,795	$4,764,400	$2,996,795

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on April 13, 1995 under the laws of British Columbia.  The Company shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States.

The Company is in the process of exploring and evaluating its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources.  The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business.  As at December 31, 2006, the Company has a working capital of $3,615,608, and has incurred losses totalling $7,628,711.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations.  Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These unaudited interim consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could differ significantly from that for the going concern basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  The preparation of these financial statements is based on accounting polices and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements.  However, these unaudited interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles for audited financial statements.  Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended June 30, 2006.

b)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company, incorporated in the State of Nevada, U.S.A., and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada.  All material inter-company balances and transactions have been eliminated.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b)

Consolidation (cont’d)

Accounting for companies acquired by the purchase method of accounting include the operating results of those companies from the date of acquisition.

c)

Resource Property Costs

The costs of acquisition and of exploration of resource properties are capitalized on an area-of-interest basis.  Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such resources be found.  If an area of interest is abandoned the costs thereof are charged to operations in the period of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing.  The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

d)

Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related resource properties and of the deferred exploration costs and the balance, if any, is taken into income in the period of receipt.

e)

Marketable Securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value.  Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and are recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

f)

Capital Assets and Amortization

Capital assets are recorded at cost and are depreciated over their useful lives by the following annual rates and methods:

Computer equipment	30%	declining balance
Field equipment	30%	declining balance
Office equipment	20%	declining balance
Software	100%	written off in the year

g)

Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets”, which addresses the recognition, measurement and disclosure of the impairment of long-lived assets.  Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g)

Impairment of Long-Lived Assets (cont’d)

asset is not recoverable.  The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.  The Company has determined there is no impact on its results of operations and financial position.

h)

Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants.  Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus.  The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period.  Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

i)

Measurement Uncertainties

The preparation of these unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these unaudited interim consolidated financial statements include the amount of the geothermal resources and their expected economic lives and the future operating results and net cash flows expected to result from exploitation of these geothermal properties and related assets. Actual results could differ from management’s best estimates as additional information becomes available in the future.

j)

Loss Per Common Share

Loss per common share amounts are calculated using the weighted-average number of common shares issued and outstanding during the period.  The Company uses the treasury stock method to determine the dilutive effect of share purchase options and share purchase warrants.  This method assumes that any proceeds would be used to purchase common shares at the average market price during the period.  In computing diluted loss per share, no shares were added to the weighted average number of common shares as the effect of potentially issuable common shares is anti-dilutive.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the period end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.  Foreign exchange gains and losses resulting from these transactions are reflected in the unaudited interim consolidated statement of loss and deficit.

l)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits having a maturity of less than one year.  The Company is not exposed to significant credit or interest risk although cash and cash equivalents are held in excess of federally insured limits with a major financial institution.  In conjunction with its financial advisors, the Company monitors its foreign exchange risk periodically.

m)

Comparative Figures

Certain of the comparative figures in the prior period have been reclassified to conform with the presentation as at and for the period ended December 31, 2006.

3.

INVENTORIES

Inventories consist of the following:

	December 31, 2006	June 30, 2006
	(unaudited)	(audited)

Materials and supplies	$ 647,369	$ -

Inventories

Materials and supplies are valued at the lower of cost and replacement cost.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

4.

CAPITAL ASSETS

	Dec. 31, 2006	June 30, 2006
	(unaudited)	(audited)

Computers	$33,918	$29,543
Field Equipment	14,389	-
Office Furniture & Equipment	23,141	22,258
Software	13,686	10,745
	85,134	62,546
Accumulated depreciation	43,828	31,800
	$41,306	$30,746

5.

MINERAL PROPERTY INTERESTS

The acquisition and exploration costs of the Company's mineral property interests are as follows:

December 31,
	2006	2005
Blue Mountain Geothermal Project - Nevada	$19,302,579	$4,451,215
Pumpernickel Valley Geothermal Project - Nevada	-	-
Black Warrior Peak Project - Nevada	96,877	80,548
Crump Geyser - Oregon	403,321	148,565
Other potential projects	5,328	-
	$19,808,105	$4,680,328

a)

Blue Mountain Geothermal Project, Nevada, U.S.A.

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada.  The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties.  The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 17mi2 (44km2) of the leasehold interest.  The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

a)

Blue Mountain Geothermal Project, Nevada, U.S.A. (cont’d)

The following costs have been incurred on the project:

	December 31,
	2006	2005
Acquisition
Property leases, permits and regulatory	$34,948	$10,185

Deferred exploration
Assaying and analysis	46,663	-
Geological and geophysical	546,060	172,729
Non-geological consulting	208,859	-
Drilling	7,545,793	23,778
Drilling advances	-	-
Feasibiity study	33,900	-
Road Maintenance	493,091	-
Camp and field supplies	1,382,892	13,008
Reports and maps	6,277	-
Water rights	29,161	4,031

Costs incurred during the period	10,327,644	223,731

Balance, beginning of period	8,974,935	4,227,484

Balance, end of period	$19,302,579	$4,451,215

The Company signed a 20-year power purchase agreement (PPA) with Nevada Power Company (NPC), a subsidiary of Sierra Pacific Resources, for up to approximately 30 megawatts (MW) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada.  The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company has provided to NPC a $645,000 USD security deposit in the form of a letter of credit.  NPC has the right to draw upon these funds in the following circumstances:  1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.

The Company has placed on deposit with a Canadian Chartered Bank a deposit of $645,000 USD as security for this letter of credit.  The deposit currently earns interest at the rate of 4.2% per annum which accrues to the Company.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

b)

Pumpernickel Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles (16km) from Newmont’s Lone Tree Mine.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law.  The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production.  The Company will pay royalties from any geothermal production of:

●

3½% of gross proceeds from electrical power sales (less taxes and transmission costs),

●

5% of the gross proceeds of a sale of any substances in an arm’s length transaction

●

2% of the gross proceeds from the sale of or manufacture there from bi-products,

●

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as a vegetable drying/processing facility)

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (SGC) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest.  In order to earn its interest, SGC must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit. To December 31, 2006 SGC is current with all of their contracted obligations.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

b)

Pumpernickel Geothermal Project, Nevada (cont’d)

The following costs have been incurred on the project:

	December 31,
	2006	2005
Acquisition
Property leases, permits and regulatory	$-	$1,486

Deferred exploration
Assaying and analysis	-	2,289
Camp and field supplies	1,929	48,524
Drilling	-	279,924
Geological and geophysical	7,811	174,893
Non-geological consulting	3,494	-
Reports and maps	5,095	27,130
Road construction and maintenance	-	5,516
U.S. Department of Energy grant	-	(385,655)
Sierra Geothermal funding and option payments	(18,329)	(169,266)

Costs incurred during the period	-	(15,159)

Balance, beginning of period	-	15,159

Balance, end of period	$-	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

c)

Black Warrior, Nevada, U.S.A.

In fiscal 2005, the Company acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior Peak, Washoe County, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.

The following costs have been incurred on the project:

	December 31,
	2006	2005
Deferred exploration
Assaying and analysis	$-	$-
Geological and geophysical	1,369	-
Camp and field supplies	-	-
Costs allocated to Crump Geyser Project	-	-

Costs incurred during the period	1,369	-

Balance, beginning of period	3,959	-

Balance, end of period	$5,328	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

d)

Crump Geyser, Oregon, U.S.A.

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south east Oregon.  The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

	December 31,
	2006	2005
Acquisition
Property leases, permits and regulatory	$17,262	$17,133

Deferred exploration
Assaying and analysis	-	-
Camp and field supplies	5,090	18,581
Geological and geophysical	17,448	91,745
Reports and maps	-	-
Costs transferred from potential properties	-	-

Costs incurred during the period	39,800	127,459

Balance, beginning of period	363,521	21,106

Balance, end of period	$403,321	$148,565

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

5.

MINERAL PROPERTY INTERESTS (CONTINUED)

e)

Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

	December 31,
	2006	2005
Deferred exploration
Assaying and analysis	$-	$-
Geological and geophysical	1,369	-
Camp and field supplies	-	-
Costs allocated to Crump Geyser Project	-	-

Costs incurred during the period	1,369	-

Balance, beginning of period	3,959	-

Balance, end of period	$5,328	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

6.

SHARE CAPITAL

a)

Authorized:

100,000,000 common shares - no par value

25,000,000 first preferred shares - no par value

25,000,000 second preferred shares - no par value

b)

Common Shares Issued:

	SHARES	AMOUNT

Balance, June 30, 2005	29,403,074	$11,267,579

For cash
Options exercised	743,000	264,540
Private Placements, net of financing costs	19,666,667	15,137,241
Warrants exercised	3,389,430	1,755,015
Options exercised - stock option valuation	-	167,281

Balance, June 30, 2006	53,202,171	28,591,656

For cash
Options exercised	150,000	81,000
Options exercised - stock option valuation	-	63,043

Balance, December 31, 2006	53,352,171	$28,735,699

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issue costs of $2,562,759 including non-cash consideration of $1,256,055.  Each unit consisted of one common share and one share purchase warrant.  One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008.  Each unit consists of one share and one share purchase warrant, exercisable for a period of two years.  The value of the agent’s units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

During the six-month period ended December 31, 2006, 150,000 stock options were exercised at a price of $0.54 per share option for proceeds of $81,000.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

6.

SHARE CAPITAL (CONTINUED)

c)

Share Purchase Options

As at December 31, 2006, the following share purchase options were outstanding:

	NUMBER			NUMBER
	OUTSTANDING		WEIGHTED	EXERCISABLE
	AT	REMAINING	AVERAGE	AT
EXERCISE	DEC. 31	CONTRACTUAL	EXERCISE	DEC. 31
PRICE	2006	LIFE	PRICE	2006

0.28	593,000	1.61	0.28	593,000
0.35	180,000	2.16	0.35	180,000
0.54	157,000	2.76	0.54	157,000
0.65	280,000	0.22	0.65	280,000
0.76	50,000	4.71	0.76	12,500
0.90	2,048,000	4.06	0.90	1,950,500
	3,308,000	3.14	0.72	3,173,000

A summary of the changes in share purchase options for the year ended June 30, 2006 and for the six-month period ended December 31, 2006 is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2005	2,278,000	$0.41

Granted	2,048,000	0.90
Exercised	(743,000)	0.36
Cancelled/expired	(100,000)	0.50

Balance, June 30, 2006	3,483,000	0.71

Granted	50,000	0.76
Exercised	(150,000)	0.54
Expired	(75,000)	0.54

Balance, December 31, 2006	3,308,000	$0.72

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

6.

SHARE CAPITAL (CONTINUED)

c)

Share Purchase Options (Cont’d)

The Company has a share purchase option plan that provides for the issuance of options to its directors, officers, employees and consultants.  The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time.  During the six month period ended December 31, 2006, the Company recorded $45,764 (2005 - $2,806) in stock based compensation for options granted during the period.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005

Risk free interest rate	4.17%	3.29%
Expected life (in years)	1	1
Expected volatility	66%	64%
Expected dividend yield	0%	0%
Weighted average of value of options granted	$0.21	$0.11

d)  Agents’ Units

As at December 31, 2006, the following agents’ units were outstanding:

	Number		Number
	Outstanding	Remaining	Exercisable
Exercise	at December 31,	Contractual	at December 31
Price	2006	Life (years)	2006

$0.90	1,573,333	1.33	1,573,333

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

6.

SHARE CAPITAL (CONTINUED)

e)

Share Purchase Warrants

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, June 30, 2005	8,188,430	$0.77

Issued	19,666,667	1.40
Exercised	(3,389,430)	(0.52)

Balance, June 30, 2006	24,465,667	1.31

Issued	-	-
Exercised	-	-
Expired	(1,299,000)	(0.80)

Balance, December 31, 2006	23,166,667	$1.34

Share purchase warrants outstanding at December 31, 2006:

NUMBER
OF	EXERCISE	EXPIRY
SHARES	PRICE	DATE

3,500,000	1.00	March 22, 2007
13,000,000	1.40	April 21, 2008
6,666,667	1.40	April 28, 2008
23,166,667

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

7.

CONTRIBUTED SURPLUS

	December 31,
	2006	2005

Balance, beginning of period	$2,375,310	$594,477

Compensation options granted	45,764	2,806
Stock options exercised	(63,043)	(128,651)

Balance, end of period	$2,358,031	$468,632

8.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable.  It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments.  The fair value of the financial instruments approximates their carrying value.

9.

RELATED PARTY TRANSACTIONS

For the six months ended December 31, 2006, the Company made purchases of $719,724 (2005 - $461,359) for geological consulting, administrative services, equipment rentals and related expenses from a corporation owned by the President, CEO and Chairman of the Company.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $100,095 was due by the Company and is subject to normal trade terms.

For the six months ended December 31, 2006, the Company incurred $54,000 (2005 - $21,500) for management services provided by a corporation owned by the President, CEO and Chairman of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $9,540 was due by the Company and is subject to normal trade terms.

For the six months ended December 31, 2006, the Company incurred $9,511 (2005 - $11,500) for consulting services provided by a corporation owned by a Director of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  As at December 31, 2006, an account payable of $7,849 was due by the Company and is subject to normal trade terms.

For the six months ended December 31, 2006, the Company incurred $47,848 (2005 - $nil) for consulting services provided by a Director of the Company pursuant to a consulting agreement.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

9.

RELATED PARTY TRANSACTIONS (CONTINUED)

related parties.  As at December 31, 2006, an account payable of $10,490 was due by the Company and is subject to normal trade terms.

10.

CONTINGENT LIABILITIES

In December 2006, the Company and its former drilling contractor agreed to the binding arbitration process under the laws of the State of Nevada in order to resolve certain disputes regarding drilling services rendered.  The maximum amount under dispute approximates $900,000 USD.  The Company is confident that the amounts owing are substantially less and accordingly has accrued a smaller amount; however the outcome of the arbitration process is not presently determinable.

11.

COMMITMENTS

a)

On October 1, 2005 the Company entered into an agreement for the provision of management services.  Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded upon the mutual agreement of the parties.  On October 1, 2006, the compensation was raised to $5,500 per month. The services provided are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)

On October 1, 2005 the Company entered into an agreement for the provision of management and technical services.  Compensation under the agreement is US$8,833 per month for an initial term of one year.  The agreement may be renewed for further one year terms upon the mutual agreement of the parties.  The services provided are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

c)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services.  Compensation under the agreement is $5,000 per month for an initial term of twelve months.  In December 2006, the contract was extended for a further six months.  The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options.  As of September 30, 2006, all 200,000 options had been issued.

d)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company owned by the President, CEO and Chairman of the Company.  Compensation under the agreement is $9,000 per month for an initial term of twelve months.  The contract commenced December 1, 2005 and is to be renewed annually until rescinded.  The services provided are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

11.

COMMITMENTS

e)

On January 12, 2006, the Company entered into a contract for the provision of geological consulting, administrative services, equipment rentals and related expenses services from a company owned by the President, CEO and Chairman of the Company. Compensation under the agreement varies according to the services provided.  The contract is for an initial term of two (2) years commencing on the 1st day of December, 2005, and shall be automatically renewed for further terms of one year each unless terminated per the provisions in the contract.  The services provided are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

On January 12, 2007, the Company entered into an agreement with a Director of the Company for the provision of exclusive financial advice in arranging debt and/or equity/tax financing to fund construction of the Company’s proposed Blue Mountain geothermal project.  Compensation under the agreement is variable depending upon the services provided, upon the structure of the debt and/or equity/tax financing and upon the eventual provider(s) of the final structure.  The term of this engagement is 12 months unless extended by mutual agreement in writing.

On January 16, 2007, the Company announced a brokered private placement, on a bought-deal basis, consisting of 3.85 million units at 65 cents per unit for gross proceeds of approximately $2,502,500.  The Company also agreed to grant the underwriters an overallotment option exercisable for up to 30 days following the closing date to increase the size of the offering by up to 7.7 million units at 65 cents or $5,005.000.

Each unit will consist of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one additional common share for a period of 24 months at a price of $1.10 per warrant share, subject to an acceleration provision such that if at any time six months after the closing the price per Nevada Geothermal share on the TSX Venture Exchange is $1.65 or higher for 10 consecutive business days, then Nevada Geothermal shall give the investors notice that the warrants must be exercised or they will expire within 30 days.

Dundee Securities Corp. (“the underwriters”) will manage the offering. The underwriters will receive a 7-per-cent cash commission and will be granted an option to acquire that number of units that is equal to 8 per cent of the number of units issued under the offering. The compensation option shall entitle the underwriters to purchase units, exercisable at the offering price of the units for a period of 24 months following closing of the offering.  The securities are subject to a four month hold period.

On February 1, 2007, an action was commenced against the Company by a former consultant for unpaid services in the amount of approximately $11,113.  The Company had no existing formal contract and believes it has substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Unaudited)

12.

SUBSEQUENT EVENTS (Continued)

On February 12, 2007, the Company announced that it has closed its bought deal private placement of 3,850,000 units (“Units”) at C$.65 per Unit for gross proceeds of approximately C$2,502,500.

NGP has granted the Underwriters an over-allotment option exercisable up to February 28th, 2007 to increase the size of the Offering by up to approximately 23,077,000 units on the same terms at C$0.65 for additional gross proceeds of up to approximately C$15,000,050.